Filed by Vivo Participações S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Telemig Celular Participações S.A.
Commission File Number: 001-14483
Subject Company: Telemig Celular S.A.
Commission File Number: 132-02693
Date: July 20, 2009

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY VIVO PARTICIPAÇÕES S.A., TELEMIG CELULAR PARTICIPAÇÕES S.A. OR TELEMIG CELULAR S.A. RELATING TO THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) OF TELEMIG CELULAR S.A. INTO TELEMIG CELULAR PARTICIPAÇÕES S.A. AND TELEMIG PARTICIPAÇÕES S.A. INTO VIVO PARTICIPAÇÕES S.A.

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These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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EXHIBITS

Exhibit Number	Description

1.
Notice to the Market dated July 20, 2009 regarding SEC declaration of effectiveness of the Form F-4 regarding the merger of shares of Telemig Celular S.A. into Telemig Celular Participações S.A., and of Telemig Celular Participações S.A. into Vivo Participações S.A.

VIVO PARTICIPAÇÕES S.A.
Publicly traded company
Taxpayer nr. 02.558.074/0001-73 - Commercial Registry 35.3.0015879-2

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly traded company
Taxpayer nr. 02.558.118/0001-65 - Commercial Registry 31.3.0002535-7

TELEMIG CELULAR S.A.
Publicly traded company
Taxpayer nr. 02.320.739/0001-06 - Commercial Registry 31.3.0001299-9

Notice to the Market

Vivo Participações S.A. (“Vivo Part”), Telemig Celular Participações S.A. (“TCP”) and Telemig Celular S.A. (“TC”) hereby inform the shareholders that on July 20, 2009, the Securities Exchange Commission declared the Form F-4 effective. Shareholders may find the electronic Form F-4 in the following website www.vivo.com.br/ir ..

The next step will be the approval of the merger of shares of TC into TCP and TCP into Vivo Part in the Extraordinary General Meetings to be held on July 27, 2009.

São Paulo, July 20, 2009.

Ernesto Gardelliano
Investor Relations Officer